UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Fifth Street Senior Floating Rate Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31679F101

(CUSIP Number)

Leonard M. Tannenbaum 777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830 (203) 681-3600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 19, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31679F101

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leonard M. Tannenbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 651,760
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 651,760
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 651,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14		TYPE OF REPORTING PERSON IN

INTRODUCTORY NOTE

This Amendment No. 2 amends and supplements the Schedule 13D originally filed by Leonard M. Tannenbaum on March 21, 2014 (the “Original Schedule 13D”) as amended and supplemented by Amendment No. 1 filed on March 24, 2014 (the “Amended Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

The Reporting Person is filing this Amendment No. 2 the Schedule 13D (the “Second Amended Schedule 13D”) to report recent purchases of shares of common stock, par value $0.01 per share (the “Shares”), of Fifth Street Senior Floating Rate Corp. (the “Issuer”) by Leonard M. Tannenbaum and the completion of a public offering by the Issuer, which has reduced the amount of all Shares that the Reporting Person may be deemed to beneficially own to a level below 5 percent.

Item 1.          Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Second Amended Schedule 13D is being filed to report the beneficial ownership of Shares of the Issuer by Mr. Tannenbaum. The address of the principal executive offices of the Issuer is 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

Item 3.          Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The acquisition of the Shares reported on this Schedule 13D was made using Mr. Tannenbaum’s personal funds in a public offering of the Shares and in other open market purchases. Mr. Tannenbaum holds 651,760 of the Shares as well as other securities in a margin account pursuant to a brokerage agreement. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin account borrowings used to purchase the Shares reported herein.

Item 5.          Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

As of the date of this filing on Schedule 13D, Mr. Tannenbaum holds and has sole voting power over 651,760 Shares, or 2.2% of the number of Shares issued and outstanding. Of the 651,760 Shares held by Mr. Tannenbaum, 49,071 Shares are owned by the Leonard M. Tannenbaum Foundation, a 501(c)(3) corporation for which Mr. Tannenbaum serves as the President. With respect to all of such Shares owned by the Leonard M. Tannenbaum Foundation, Mr. Tannenbaum has sole voting and investment power over them, but has no pecuniary interest in, and expressly disclaims beneficial ownership of, such Shares.

Mr. Tannenbaum has purchased a total of 225,437 Shares during the past 60 days. Mr. Tannenbaum purchased 154,918 shares in a public offering by the Issuer on August 19, 2014 and acquired an additional 70,519 Shares in the open market. Please see the below chart detailing the date, price and number of Shares purchased in connection with each acquisition made over the past 60 days.

Date	Price	Quantity of Shares
August 15, 2014	12.17	519
August 18, 2014	12.4201	500
August 18, 2014	12.43	2,500
August 18, 2014	12.44	1,400
August 18, 2014	12.45	17,800
August 18, 2014	12.46	2,300
August 18, 2014	12.47	20,500
August 19, 2014	12.41	25,000
August 19, 2014	12.91	154,918

Following the completion of the public offering of Shares by the Issuer on August 19, 2014 and based on information contained in the Issuer’s Prospectus Supplement, filed with the Securities and Exchange Commission on August 14, 2014, the Issuer had 29,466,768 issued and outstanding Shares. Based on this amount, Mr. Tannenbaum has sole voting power over 2.2% of the total issued and outstanding Shares of the Issuer.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Mr. Tannenbaum holds 383,357 of the Shares reported herein in a margin account pursuant to a brokerage agreement.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2014

By: /s/ Leonard M. Tannenbaum

Name: Leonard M. Tannenbaum